Exhibit 99.1

PRESS RELEASE

TiGenix to participate in key investor conferences in April 2017

Leuven (BELGIUM) - April 5, 2017, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company developing and commercializing novel therapeutics which exploit the anti-inflammatory properties of allogeneic, or donor-derived, stem cells, today announces that its management will be presenting at the 24th annual BioCentury Future Leaders in the Biotech Industry, New York, USA, and the Alliance for Regenerative Medicine (ARM) 5th Annual Cell and Gene Therapy Investor Day, Boston, USA. Tigenix will also be attending the 10th Kempen & Co Life Sciences Conference, Amsterdam, The Netherlands.

24th Annual BioCentury Future Leaders in the Biotech Industry

Date:                                                                  Friday 7th April 2017

Venue:                                                         Millennium Broadway Hotel & Conference Center, New York, U.S.

Presenter:                                           Eduardo Bravo, Chief Executive Officer, Tigenix NV

10th Annual Kempen & Co Life Sciences Conference

Date:                                                                  Wednesday 19th April 2017

Venue:                                                         Kempen & Co, Beethovenstraat 300, Amsterdam, The Netherlands

Attendee:                                           Eduardo Bravo, Chief Executive Officer, Tigenix NV

Alliance for Regenerative Medicine (ARM) 5th Annual Cell and Gene Therapy Investor Day

Date:                                                                  Thursday 27th April 2017

Venue:                                                         The State Room, 60 State Street, Boston, U.S.

Presenter:                                           Eduardo Bravo, Chief Executive Officer, Tigenix NV

For more information

Claudia D’Augusta

Chief Financial Officer

T: +34 91 804 92 64

claudia.daugusta@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is a biopharmaceutical company developing and commercializing novel therapeutics which exploit the anti-inflammatory properties of allogeneic, or donor-derived, stem cells generated by its proprietary platform technologies. TiGenix’s lead product, Cx601, has successfully completed a European Phase III for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn’s disease. Cx601 has been filed for regulatory approval in Europe and a global Phase III trial intended to support a future U.S. Biologic License Application (BLA) is expected to start in 2017. TiGenix has entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize Cx601 for complex perianal fistulas outside the U.S. Our second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in Western world hospitals. Finally, AlloCSC-01, targeting acute ischemic heart disease, has demonstrated positive results in a Phase I/II trial in acute myocardial infarction (AMI). TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain). For more information, please visit http://www.tigenix.com

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. Therefore, actual results, the financial condition, performance or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. TiGenix disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in the Company’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.